Exhibit (p)(7)

Responsibility

All Ranger Employees are responsible for reading, understanding and complying with all aspects of the Firm’s Code of Ethics. Any violations of the Code of Ethics must be promptly reported to the CCO.

Compliance administers all aspects of the Firm’s Code of Ethics. In addition to monitoring and appraising various activities to confirm adherence with the Firm’s Code of Ethics, Compliance oversees and documents the following responsibilities,

•	Annual dissemination of the Code of Ethics and certifications to Employees

•	Personal Trading

-	Pre-clearance for personal trading requests

-	Review of duplicate trade confirmations and account statements

-	Dissemination and subsequent review of initial and annual holdings reports

•	Insider Trading education and awareness

•	Outside Business requests and approval

•	Political Contribution requests and approval

•	Gifts and Entertainment inquiries and approval

•	Client Complaints and resolution

Management support and supervision is essential to the effective implementation of the Code of Ethics as well as the other compliance policies and procedures. The CCO will confer with the President regarding any material exception to the Code of Ethics.

All questions concerning the Code of Ethics should be directed to the CCO.

Code of Ethics